NR09-35	December 7, 2009

International Tower Hill Continues to Expand
Mineralization at Sunshine & Money Knob Zones,
Livengood Gold Project, Alaska

Highlights:

Sunshine Zone – 96 metres @ 1.5 g/t Gold

Money Knob – 98 metres @ 0.9/t Gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce assay results of the final 23 drill holes from the 2009 drill program at Livengood Gold Project, Alaska.  The results continue to expand the Sunshine Zone to the west, with Hole MK-RC-303 (96 metres @ 1.47 g/t gold) representing a 75 metre step out and leaving the zone open for further expansion.  In addition, a new zone of mineralization has been identified at Money Knob, with 4 holes encountering intersections with grade thickness products greater than 50 gram-metres (MK-RC-0299: 97 metres @ 0.91g/t gold; MK-RC-0298: 111 metres @ 0.75 g/t gold; MK-RC-0293: 67 metres @ 0.93 g/t gold and MK-RC-0284: 66 metres @ 0.76 g/t gold).

New Sunshine Zone Results

Four new holes drilled along the western margin of the Sunshine Zone (Figure 1) encountered significant zones of mineralization, with Hole MK-RC-303 (96 metres @ 1.5 g/t gold, starting at a depth of 21 metres) (Table 1).  The surrounding holes, MK-RC-0292, -0294 and -0300, also encountered significant near-surface mineralization.  These holes will be added to the next oxide resource in 2010 (Table 1).  The Sunshine Zone remains open for expansion to the west.

New Money Knob Zone Results

On the southeastern flank of Money Knob a substantial zone of mineralization is being delineated, as evidenced by new intercepts in holes MK-RC-299 (98 metres @ 0.91 g/t gold), MK-RC-0284 (66 metres @ 0.76 g/t gold), MK-RC-0298 (40 metres @ 0.96 g/t gold and 111 metres @ 0.75 g/t gold) and MK-RC-0293 (67 metres @ 0.93 g/t gold) (Table 2, Figure 1).  The full extent of this zone will not be known until the areas south of MK-RC-293 and MK-RC-0299 are grid drilled in early 2010.

Perimeter Results

The results are back for a number of isolated exploration holes around the periphery of the Livengood deposit (Figure 1).  In the Northeast area, MK-RC-0285 (40 metres @ 0.56 g/t gold starting at 16 metres depth) encountered a zone of moderate mineralization near the surface confirming the further expansion potential of the deposit.  Hole MK-RC-0290 intersected anomalous gold mineralization at depth (Table 3).  This mineralized area remains open, primarily to the south.

In the Northwest area, MK-RC-0287 (9 metres @ 0.9 g/t gold) encountered mineralization at a depth of 40 metres.  This hole, together with MK-RC-0279 (15 metres @ 3.7 g/t gold and 7.6 metres @1.7 g/t gold, see NR09-30) indicates an underexplored area with mineralization at shallow depths.

The East holes, MK-RC-0205 and MK-09-45, both encountered modest mineralization.  MK-09-45 was lost before it reached the target volcanic zone.  Hole MK-RC-0289, a wildcat hole, encountered thick volcanics with scattered zones of mineralization but no economic grades.  Finally, core hole MK-09-44 was drilled in the Core Zone targeting the deep structurally controlled mineralization encountered in earlier drilling.  The hole encountered several zones of mineralization but was lost before hitting the target (Table 3).

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using a 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste.

Hole ID	From (metres)	To (metres)	Length (metres )	Gold (g/t)
MK-09-43	0.00	25.91	25.91	0.77
	162.76	166.71	3.95	2.55
	220.98	297.95	76.97	0.71
includes	234.70	251.79	17.09	1.13
	302.08	341.08	39.00	0.60
	345.34	374.33	28.99	1.04
includes	363.32	370.69	7.37	1.41
	375.82	393.67	17.85	0.99
MK-RC-0292	48.77	62.48	13.71	0.58
	117.35	140.21	22.86	1.43
includes	120.40	129.54	9.14	2.75
MK-RC-0294	0.00	16.76	16.76	0.69
	150.88	164.59	13.71	0.80
	169.16	188.98	19.82	1.71
includes	181.36	184.40	3.04	5.97
	205.74	224.03	18.29	1.15
includes	207.26	214.88	7.62	2.22
	265.18	278.89	13.71	0.61
MK-RC-0297	128.02	146.30	18.28	0.50
	195.07	219.46	24.39	0.57
	230.12	310.90	80.78	0.45
MK-RC-0300	27.43	39.62	12.19	1.01
	45.72	64.01	18.29	0.59
MK-RC-0303	21.34	117.35	96.01	1.47
includes	45.72	53.34	7.62	1.94
includes	102.11	115.82	13.71	5.06
	147.83	167.64	19.81	0.70
includes	160.02	166.12	6.10	1.32
	184.40	205.74	21.34	1.16
includes	184.40	190.50	6.10	3.02

Table 2 : Significant New Intercepts* from the Money Knob Zone

*Intercepts are calculated using a 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0284	112.78	178.31	65.53	0.76
includes	118.87	131.06	12.19	1.05
includes	140.21	150.88	10.67	1.43
	182.88	249.94	67.06	0.59
MK-RC-0293	227.08	233.17	6.09	2.63
	260.60	327.66	67.06	0.93
includes	272.80	280.42	7.62	2.31
includes	298.70	306.32	7.62	1.30
MK-RC-0295	Hole lost at 99m re-drilled as MK-RC-0296
MK-RC-0296	210.31	214.88	4.57	1.20
MK-RC-0298	176.78	216.41	39.63	0.96
includes	193.55	199.64	6.09	1.89
includes	211.84	214.88	3.04	3.42
	224.03	236.22	12.19	0.64
	245.36	356.62	111.26	0.78
includes	301.75	310.90	9.15	1.65
MK-RC-0299	60.96	67.06	6.10	1.86
	144.78	242.32	97.54	0.91
includes	172.21	182.88	10.67	1.05
includes	202.69	210.31	7.62	1.82
includes	216.41	219.46	3.05	2.63
includes	225.55	230.12	4.57	2.13
includes	237.74	242.32	4.58	2.81
MK-RC-0301	27.43	33.53	6.10	3.90
	193.55	205.74	12.19	0.68
MK-RC-0302	243.84	256.03	12.19	0.86

Table 3: New Intercepts* from Other Areas

*Intercepts are calculated using a 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-09-44	124.11	130.30	6.19	2.56	Core Zone
	131.52	150.09	18.57	1.46
includes	132.58	140.12	7.54	2.86
	155.45	186.95	31.50	0.61
	216.71	226.16	9.45	0.96
	261.52	271.56	10.04	0.93
	Hole lost before encountering target
MK-09-45	66.45	82.04	15.59	0.54	East Zone
	Hole lost before encountering target
MK-RC-0205	195.07	231.65	36.58	0.84
includes	204.22	231.65	27.43	1.00
MK-RC-0291	No significant intercepts
MK-RC-0285	15.24	54.86	39.62	0.56	Northeast
MK-RC-0288	No significant intercepts
MK-RC-0290	286.51	315.47	28.96	0.63
	324.61	336.80	12.19	0.67
MK-RC-0287	39.62	48.77	9.15	0.87	Northwest
MK-RC-0289	No significant intercepts

Livengood Project Highlights

  Drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource open for expansion.  The latest resource estimate (October 2009) of 296.8 Mt (indicated) at an average grade of 0.85 g/t gold (8.09 Moz) and 164.2 Mt (inferred) at an average grade of 0.84 g/t gold (4.4 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
  The recently completed PEA shows that with a US $850/oz gold price mining the oxide portion of the deposit, using a heap leach only operation, could yield 5.8M recoverable ounces of gold with an NPV(5%) of US $440M and an IRR of 14.6% over a 13 year mine life.
  Ongoing metallurgical studies focusing on the mill potential are underway and the next PEA will consider a combined Mill and Heap Leach operation.  Preliminary results indicate that, on average, 56% of the gold reports to a gravity concentrate and that carbon in leach processing of tails will provide significant additional recovery.  Final results of these studies are expected in Q1 2010.
  The geometry of the currently defined shallowly dipping, outcropping deposit such that the PEA indicates an overall strip ratio of 0.78:1 (waste:ore) in the US $700 gold pit.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program was part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of an updated preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.